Veris Gold Corp Receives Approval to Increase Roaster Throughput

Vancouver, BC – October 22, 2012 – Veris Gold Corp. (TSX: VG) (OTCBB: YNGFD) (Frankfurt Xetra Exchange: NG6) is pleased to announce that, subsequent to successfully completing further testing of its state of the art emissions control equipment, the remaining restriction on the Company’s roaster throughput has been removed at its wholly-owned Jerritt Canyon gold mine and processing facility in Elko County, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd. (“Queenstake”), a wholly-owned subsidiary of Veris Gold Corp. (“VGC” or the “Company”).

On October 18, 2012 the Company received approval to operate the roaster circuit at 250 tons per hour, an increase of 13.6% from the 220 tons per hour previously allowed. The increase now allows the roasting facility to operate at the ultimate engineered capacity of 6,000 tons per day. The plant is currently processing approximately 4,000 tons per day and is being optimized to improve plant availability and performance to reach total engineered capacity as ore supplies from underground mining and 3rd party sources ramp up into 2013.

This increase ultimately will allow the operation to process upwards of 5,400 tons/day (factoring in a standard plant availability rate of 90%) and is a result of demonstrating that emissions from the plant roaster circuit are continuing to meet stringent permit requirements and are setting a new standard for the industry.

Randy Reichert, Co-CEO and COO, commented, “This increase in allowable throughput is the final step in bringing the roaster circuit up to engineered capacity. The Company has demonstrated over the last four years that it can overcome environmental and operational challenges and solve them to the benefit of our shareholders. This is another key milestone in the re-development of the plant that will allow us to ultimately produce 200,000 ozs of gold annually from 3,000 tons per day of Jerritt Canyon ore in 2013, as well as generating substantial additional revenue processing up to 2,400 tons per day of 3rd party ores under toll milling agreements. Tolling revenue generated from these agreements will be credited to offset production costs down to a targeted mid-$500 per oz. range by 2014.”

This news release was reviewed and approved by the Company's Co-CEO and COO, Randy Reichert, M.Sc. P.Eng., the Qualified Person under NI 43-101 for purposes of this release.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@verisgold.com

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to the Company’s future production or potential third party arrangements are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to successfully enter into third party toll milling agreements; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.